EXHIBIT 99.1

Kinross to announce Q2 results on July 29, 2026

TORONTO, July 02, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) will release its financial statements and operating results for the second quarter of 2026 on Wednesday, July 29, 2026, after market close. On Thursday, July 30, 2026, at 8:00 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (888) 596-4144; Conference ID: 9425112
Outside of Canada & US – +1 (646) 968-2525; Conference ID: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Conference ID: 9425112 #
Outside of Canada & US – +1 (609) 800-9909; Conference ID: 9425112 #

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation